ADVANCING TO PRODUCTION TSX: POM, NYSE Amex: PLM	390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940
www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

NEWS RELEASE	2011-22

POLYMET CORPORATE AND PROJECT UPDATE
THIRD QUARTER FISCAL 2012 RESULTS

Hoyt Lakes, Minnesota, December 14, 2011 - PolyMet Mining Corp. (TSX: POM; NYSE-A: PLM) (“PolyMet” or the “Company”) today provided an update on corporate developments and progress at its NorthMet project. The Company also reported its financial results for the three months ended October 31, 2011. PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are in U.S. funds.

CORPORATE & FINANCE

The most significant development has been the previously announced agreements with Glencore A.G. ("Glencore") under which Glencore has invested an additional $20 million into PolyMet, extended the term of the existing debentures by two years, and agreed to an early trigger on existing warrants to purchase common shares of PolyMet in exchange for lowering the exercise price from $2.00 per share to $1.50 per share.

Glencore now owns approximately 42.0 million shares representing 24.1% of PolyMet's 174.5 million common shares issued and outstanding. The third tranche of the 2010 agreement, whereby Glencore has agreed to purchase 5 million shares at $2.00 per share, exchange of the debentures into common shares of PolyMet, and exercise of the warrants could increase Glencore's ownership to approximately 71.6 million shares, or 35.1% on a partially diluted basis. At that point, Glencore would have invested $121.5 million into PolyMet, not including capitalized interest due to Glencore.

Joe Scipioni, PolyMet's President and CEO, stated, "We are pleased that Glencore, one of the world's leading integrated producers and marketers of commodities, continues to support our NorthMet project. The additional financing and extension of the debt means that we can continue to focus our efforts on completion of the environmental review and permitting, leading to construction and operation of the project." Douglas Newby, PolyMet's Chief Financial Officer added, "We believe that our relationship with Glencore will enable PolyMet to develop and operate NorthMet as an independent company, focused on generating returns for our stakeholders while having the support of a strategic partner whose interests are aligned with all our shareholders."

Repayment of Debt

PolyMet acquired the Erie Plant facilities from Cliffs Natural Resources Inc. ("Cliffs") in two transactions in November 2005 (the processing plant, tailings facilities and related infrastructure) and December 2006 (additional land, rail track and trackage rights, rail cars, and additional infrastructure). Total consideration was 9.2 million shares, $4.9 million cash and $14 million, of which approximately $7.0 million had been repaid as of October 31, 2011. The remaining $7.0 million notes will be repaid from the proceeds of the latest financing from Glencore, at which time PolyMet will have no further financial obligation to Cliffs other than its indemnification of that company for environmental liabilities at the Erie Plant. Cliffs sold its PolyMet shares to Glencore in July 2011.

PROJECT UPDATE

The Company is pleased to report significant progress toward completion of the environmental review. Detailed modeling of the potential environmental impact of the NorthMet project is underway, which will provide technical support for Supplemental Draft Environmental Impact Statement ("SDEIS"). The US Army Corps of Engineers, the US Forest Service, and the Minnesota Department of Natural Resources are the Lead Agencies responsible for preparing the SDEIS. Several other parties are participating in the process, including three tribal governments, the US Environmental Protection Agency, the US Fish and Wildlife Service, and the Minnesota Pollution Control Agency (the Co-operating Agencies).

Drafting of the preliminary SDEIS is in progress. Once completed, the preliminary SDEIS will be circulated to Co-operating Agencies and PolyMet for review. Coming out of that process, the Lead Agencies will then finalize and publish the SDEIS for review and comment by the public. Because thorough analysis of the modeling inputs took longer than anticipated, drafting of the preliminary SDEIS is several weeks behind the January target date announced in September 2011.

Brad Moore, PolyMet's Executive Vice-President responsible for government and environmental affairs, said, "Completion of modeling will be an important milestone in the complex environmental review process. We are confident it will demonstrate that the project meets all state and federal environmental standards, including sulfate standards for wild rice, during construction, operation, closure and post-closure.

"The Lead Agencies are making important progress, including input from Co-operating Agencies and taking careful consideration of the public comments on the 2009 Draft EIS," he continued. "They have adopted more sophisticated project management tools, which have helped to focus attention on critical path items."

THIRD QUARTER FINANCIAL HIGHLIGHTS

  Loss for the three months ended October 31, 2011 was $0.046 million compared with $0.263 million in the prior year period. This includes recovery of future income taxes of $0.657 million related to the expiration of share purchase warrants in the latest period, compared with recovery of $0.171 million for the same reason in the prior period. General and administrative expenses excluding non-cash stock-based compensation were $0.491 million in the three months to October 31, 2011 compared with $0.484 million for the prior period.

  Loss for the nine months ended October 31, 2011 was $2.552 million compared with $3.730 million for the prior period. General and administrative expenses excluding non- cash stock-based compensation in the nine months to October 31, 2011 were $2.068 million compared with $1.939 million in the prior period, excluding non-cash stock based compensation and a non-cash financing write-off.

  At October 31, 2011 PolyMet had cash and cash equivalents of $7.153 million compared with $10.361 million at January 31, 2011. At October 31, 2011, $28.855 million debentures, which were then due on September 30, 2012, were classified as a current liability. As described above, the term of the debentures has been extended to September 30, 2014 and PolyMet has received gross proceeds of $20 million from the sale of 13.3 million shares to Glencore. As such, the debentures are expected to be reclassified as long-term in the year-end financial statements. Had these transactions been completed prior to October 31, 2011, the balance sheet would have shown cash of approximately $27.2 million, net current assets of $22.4 million and long-term liabilities of $53.8 million.

  Under the November 2010 financing, Glencore has agreed to purchase 5 million shares at US$2.00 per share no later than October 15, 2012. This additional $10 million equity is not included in the pro forma above.

  PolyMet invested $3.874 million into its NorthMet project during the three months ended October 31, 2011, compared with $3.771 million in the prior year period. PolyMet also received a $0.250 million non-refundable deposit on the sale of some equipment that the Company no longer plans to use. The buyer has until February 10, 2012 to decide whether to complete the purchase or lose the deposit. If the sale proceeds, PolyMet will net approximately $2.5 million in addition to the deposit already received.

  As of October 31, 2011 PolyMet had spent $37.844 million on environmental review and permitting, of which $31.393 million has been spent since the NorthMet project moved from exploration to development stage.

Key Statistics – unaudited

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About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
Joe Scipioni, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2011 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the year ended January 31, 2011 for a discussion of some of the risk factors and other considerations underlying forward-looking statements. PolyMet's Quarterly Report for the three months ended April 30, 2011 included a detailed description of the transition to IFRS.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.